Exhibit 99.7

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Kinross Gold Corporation

We consent to the inclusion in this annual report on Form 40-F of:

•                  our auditors’ report dated March 27, 2008 on the consolidated balance sheets of Kinross Gold Corporation (“the Company”) as at December 31, 2007 and December 31, 2006, and the consolidated statements of operations, cash flows, common shareholders’ equity and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2007;

•                  and our Comments by Auditors for US Readers on Canada-US Reporting Differences, dated March 27, 2008;

•                  our auditors’ report on the reconciliation to Generally Accepted Accounting Principles in the United States dated March 27, 2008;

•                  our Report of Independent Registered Public Accounting Firm dated March 27, 2008 on the effectiveness of internal control over financial reporting as of December 31, 2007;

each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2007.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-110208, 333-05776, 033-93926, 033-82450, 333-08936, 333-09004, 333-12662, 333-13744 and 333-13742) on Form S-8 of Kinross Gold Corporation.

/s/KPMG LLP

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
March 31, 2008